SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CONCEPTUS, INC.

(Name of Subject Company)

CONCEPTUS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

D. Keith Grossman

President and CEO

331 East Evelyn

Mountain View, CA 94041

(650) 962-4000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 8.01 and 9.01 of the Current Report on Form 8-K dated April 29, 2013 (including all exhibits attached thereto) filed by Conceptus, Inc. (“Conceptus” or the “Company”) on April 29, 2013, is incorporated herein by reference.

In addition, on April 29, 2013, the Company made the following communications to its employees and third parties:

Conceptus Employee Letter from the Chief Executive Officer

All Conceptus Employees,

On behalf of our Board of Directors, I am pleased to announce that Conceptus has signed an agreement to be acquired by Bayer. This transaction is expected to close mid-year 2013. Upon closing, Conceptus will become part of Bayer and the Essure system will be a key part of Bayer’s market-leading line of women’s health and contraceptive products.

The plan is for all Conceptus employees to transition to Bayer at closing, with the exception of a few of our senior leaders. And, our goals, mission and vision won’t change – in fact, they’ll be enhanced by our new partnership with Bayer. I recognize that you will have many questions about what this transaction means for our organization and you personally. While it’s too early to know many of the details about how Bayer and Conceptus will work together, I am encouraged by what we have heard from Bayer so far.

I am excited about this change and what it means for our mission, the future of Essure as a standard of care, and of course our shareholders. It is my belief that Bayer represents the best and most strategically sound partner for us, without exception. Essure will become a very key part of what will be the broadest and most compelling female contraceptive product offering in our industry, with worldwide leadership positions in oral contraceptives, long-acting reversible contraceptives, and now permanent birth control. Our partnership presents a perfect opportunity for us to continue and accelerate the successful growth trajectory that we have enjoyed over the last year and a half. Through its global footprint, operating efficiencies, and sophisticated commercial infrastructure, Bayer will give us a power and reach we did not have before – one that will help us not only in our current markets, but with the introduction of the Essure system to new countries around the world. More women will get access to the Essure alternative to surgical permanent birth control sooner as a result of this combination.

You may ask, why now? Aren’t we succeeding on our own? The answer of course is yes! In fact, it is our very success in driving growth and profitability, as well as our future potential, that made us attractive not only to Bayer, but to a number of other large companies who formally expressed interest in us. In addition, the Affordable Care Act (ACA), improved reimbursement environments in our key European markets, and the promise of our product pipeline all gave Bayer confidence that they could use their resources to drive rapid growth of Essure for years to come. Finally, as a public company our Board has an obligation to consider options that not only optimize our shareholders’ value, but properly weigh that value against any future risks associated with remaining a standalone, one-product company. At $31 per share, Bayer is paying approximately $1.1 billion for Conceptus, or 7.9 times our last twelve months of sales. There have been very few medical device companies acquired at these types of values, and it is a recognition of the value that all of you have helped to create. Bayer is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. As of December 31, 2012, they employed 110,500 people worldwide (15,300 in North America).

I know that each of you will do your part to support this tremendous opportunity and make the transition as smooth and seamless as possible. Importantly, Bayer has agreed to a number of economic incentives we are putting into place for all employees. First, all Conceptus stock options, stock appreciation rights and restricted stock units, both vested and unvested, will be cancelled and paid out in cash using the $31 per share offer price when the transaction closes. In addition, all full-time employees will be eligible to receive a severance benefit in the event that their jobs are terminated under certain circumstances during the year following the transaction. All full-time employees (with the exception of a few of our top leaders) will also be eligible for either an early cash payment towards their 2013 bonus (based on target earnings at the end of

Q2) or a cash retention incentive bonus paid out in Q3 and Q4. Both Bayer and Conceptus recognize the continued support and extra effort transactions like this can require, as well as the potential for short-term distraction, and want to make sure that you have every reason to continue to focus on your career here and your part in achieving the company’s goals. You’ll learn more about these programs in the coming days.

In the meantime, and as always, our customers remain our top priority. Until the transaction closes, Bayer and Conceptus will continue operating as separate businesses and work will continue as usual. I am committed to sharing information with you as it becomes available. Thank you for your excellent work and devotion to date, which has brought us to this exciting next step in the Essure story.

Sincerely,

Keith Grossman

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Inc. (the “Company”), Bayer Healthcare LLC (a wholly-owned subsidiary of Bayer AG) (“Bayer Healthcare”) and Evelyn Acquisition Company (the “Merger Agreement”) contemplates Bayer Healthcare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of the Company. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-

looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Form of Conceptus Employee Letter from the Executive Vice President, Human Resources

All employees,

As you read from Keith’s announcement below, Conceptus, Inc. will become part of Bayer upon the closing of the transaction.

We know you have many questions about what this transaction means for you and how it will affect your job. Because we’re still working through the transaction process, not all of these details are known and there are many decisions still to be made. However, we are committed to keeping you informed as we reach critical milestones and learn more.

We have partnered with Bayer to create the attached FAQs, which contain certain information about the transaction.

We have also created a special transaction page on our Intranet, which is where we’ll post communications, FAQs and other important materials about the acquisition. You can access the transaction page here http://chester/SiteDirectory/HR/default.aspx

We recognize that not all of your questions will be addressed in the FAQs we’ve provided here, and we encourage you to talk to your manager or              to discuss any concerns.

We are very excited about this partnership and hope you are as well as we look forward to building our future together with Bayer.

Sincerely,

Lori Ciano

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Inc. (the “Company”), Bayer Healthcare LLC (a wholly-owned subsidiary of Bayer AG) (“Bayer Healthcare”) and Evelyn Acquisition Company (the “Merger Agreement”) contemplates Bayer Healthcare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of the Company. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Conceptus Employee FAQs

Bayer-Conceptus Acquisition FAQs for Employees

On April 29, 2013, we announced some very big news, and we expect there are and will continue to be a number of questions. The following FAQs have been prepared to help answer many of the most common questions. If you want to know something and don’t see it listed here, please feel free to communicate with your manager or the human resources department.

About the acquisition

1.	What have Bayer and Conceptus agreed to do and how will the acquisition be implemented?

Bayer Healthcare LLC (“Bayer”) has signed a definitive agreement to acquire Conceptus, Inc. (“Conceptus” or the “Company”) through a tender offer followed by a merger, and we anticipate that the acquisition will close in mid-year 2013. The definitive agreement contemplates Bayer offering to purchase all of the outstanding shares of Conceptus common stock for $31.00 per share in cash. If Bayer consummates that offer and purchases all of the shares tendered, the tender offer will be followed by a merger of a subsidiary of Bayer with and into Conceptus, and any remaining outstanding shares of Conceptus common stock (other than shares held by Bayer and its subsidiaries, shares in the treasury of the Company and dissenting shares under Delaware law) will be purchased for $31.00 per share in cash as a result of the merger. Following the closing of the merger, Conceptus will become a subsidiary of Bayer and the Essure system will be added to Bayer’s line of products.

Bayer’s offer is subject to customary closing conditions, including clearance of antitrust approvals. In addition, at least a majority of the outstanding shares of Conceptus common stock (on a fully-diluted basis taking into account outstanding equity awards and convertible notes) will need to be validly tendered to Bayer in the tender offer and not withdrawn. In the meantime, Bayer and Conceptus will work together to plan for integration and will try to make any transition upon close as smooth as possible.

2.	How will the acquisition by Bayer be good for Conceptus and Essure?

Conceptus believes it has found the right partner at the right time to continue the successful growth trajectory it has enjoyed over the last several years. By leveraging Bayer’s global footprint, operating efficiencies, and sophisticated commercial infrastructure, Conceptus will have a power and reach it did not have before. We expect this partnership will help Conceptus reach its goals to further advance the Essure system and reach more women globally.

3.	What is Bayer and what is its business?

Bayer is a proven industry leader in cutting-edge pharmaceutical and medical products with a strong focus on innovation as a foundation for improving the lives of millions of people. This resonates well with Conceptus’ overall mission to revolutionize women’s healthcare through innovative solutions. The Essure system is a natural fit to Bayer’s existing women’s health franchise, providing a continuum of care for women worldwide.

4.	How will the acquisition by Bayer impact our organizational structure?

The impact to Conceptus’ organizational structure is not yet fully known. We do know, however, that the plan is for all Conceptus employees to transition to Bayer following the closing, with the exception of a few of our senior leaders. We and/or Bayer will share further information with you as decisions are made in the coming weeks.

5.	What will happen next in the acquisition process? When will I get more information?

After the public announcement, Bayer and Conceptus will make filings with the SEC and will seek antitrust approval in the United States. Bayer will also launch its tender offer to purchase the outstanding shares of Conceptus. The closing of the acquisition is expected to occur in mid-year 2013. We will continue to provide updates as new information becomes available.

Transition/job

6.	Will my job change after today? What about after the acquisition closes?

There will be no changes to any employee’s job before the acquisition closes as a result of the acquisition. Once the acquisition closes and integration efforts begin, you may see some changes. These changes will be communicated once they are known, as detailed transition planning is still in the early stages.

7.	How is the acquisition good for me professionally?

Bayer and Conceptus are coming together to further advance the Essure system to make it the standard of care for permanent birth control. We expect this partnership will yield new opportunities for growth and will facilitate the introduction of Essure into new geographies. As a valued Conceptus team member, you will continue to be at the forefront of this revolutionary product.

8.	Will I have the same manager? Will we re-organize our management structure?

Until the acquisition closes, reporting relationships will remain unchanged and you will have the same manager. As noted above, once the acquisition closes and integration efforts begin, you may see some changes.

9.	How will our tools and technology (email addresses, phone numbers, computers etc.) be impacted by the acquisition?

Prior to the close of the acquisition, there will be no changes to the tools or technologies you use today as a result of the acquisition. Bayer and Conceptus will work together to develop a comprehensive strategy to transition to Bayer technologies and solutions after the acquisition has closed, as appropriate. Details about the technology transition plan will be shared with you as they become available.

Compensation and benefits

10.	How will the acquisition impact my current compensation (salary, bonus, incentive plan)? Will my salary change after the acquisition?

At this point, we expect your total cash compensation opportunities to remain the same when the acquisition closes. There may be additional financial rewards provided to employees for staying with Conceptus during the upcoming transition. The details of this are being determined now, and if this applies to you, you will hear more about your specific retention package.

11.	Will my benefits (medical, dental 401(k), life, etc.) change after the acquisition?

Once the acquisition closes, Bayer will either provide for your continued participation in Conceptus benefit plans or provide that you will be eligible for Bayer benefits, which are, in total, as good or better than your current benefits. More information on these plans will be shared in the coming weeks.

Customers

12.	How will the news about the acquisition be communicated to our customers?

We have communicated to our key customers the big news and a list of customer-facing FAQs has been distributed to all customer-facing employees to assist in discussions with clients.

13.	How should I respond if customers react negatively to the announcement?

Reassure your customers that there will be no change in terms of service and support. Ask customers to share their concerns with you. Let them know that you appreciate their concerns and that you plan to share their feedback with your management team. Then, report these concerns to David Chung (David_Chung@conceptus.com), so we can respond to customer issues in a timely manner.

Additional Information about the Transaction and Where to Find It

The tender offer mentioned above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare LLC, a wholly-owned subsidiary of Bayer AG, and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-

looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 28, 2013 by and among the Company, Bayer Healthcare LLC and Evelyn Acquisition Company (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Conceptus® Inc.

Makers of Essure®

essure®

BAYER
BAYER

Presentation at Conceptus Employee Meeting

Building our future with Bayer: The right partner at the right time

Company Confidential - Do Not Distribute

What’s happening now
Bayer has signed an agreement to
acquire Conceptus for $31/share, or $1.1 billion, with an
anticipated close mid-year 2013
Sometime after the transaction closes, the plan is
for Conceptus employees to transition to Bayer…
…and the Essure system will be added to Bayer’s
extensive line of innovative medical and
pharmaceutical products, positioning it for rapid and
widespread global distribution
April 29, 2013

Company Confidential - Do Not Distribute

Why sell?
• We have returned Essure to growth, brought Conceptus
back on track, and proved ourselves a strong, stand-alone
company
• There has been a lot of interest in Conceptus and we have
considered stand-alone and acquisition options
• We believe that Bayer is the perfect buyer, with the ability to dramatically increase growth and distribution around the
world
• More women will have access to Essure
• Their strategic synergies combined with our performance
create shareholder value
April 29, 2013

Company Confidential - Do Not Distribute

What happens next
• You will remain a Conceptus employee with the same terms and conditions of employment until the transaction closes
• Sometime after close, your employment may transition to Bayer
• Following the close, you will have:
– Same job and benefits as you have with Conceptus at the
time of close
– Years of service will be recognized for purposes of benefits and vacation accrual
– More information about your employment package from
Bayer after the transaction closes
– Near term retention benefits for certain employees
April 29, 2013

April 29, 2013 The right partner Company Confidential - Do Not Distribute -5-

Company Confidential - Do Not Distribute -6- THE RIGHT PARTNER April 29, 2013

Company Confidential - Do Not Distribute

Getting to know Bayer
• Bayer is a global enterprise with core competencies
in the fields of health care, agriculture and high-tech
materials
• As of December 31, 2012, Bayer employed 110,500
people worldwide (15,300 in North America)
• In fiscal year 2012:
– Bayer had sales of EUR 39.8 billion (approx. USD $52.2
billion; 47% in Bayer’s healthcare segment)
– R&D expenses amounted to EUR 3 billion (approx. USD
$3.9 billion)
April 29, 2013

Company Confidential - Do Not Distribute

Getting to know Bayer
“Bayer Healthcare combines the global activities of the divisions
Animal Health, Pharmaceuticals, Consumer Care and Medical
Care. More than 50,000 people are employed by Bayer HealthCare worldwide.
Our aim is to discover and manufacture innovative products that will improve human and animal health worldwide. Our products enhance well-being and quality of life by diagnosing, preventing and treating disease.”
April 29, 2013
• Sales 2012: 18,612 million Euro
• Workforce: 55,300 worldwide
• Headquarters: Leverkusen, Germany

Company Confidential - Do Not Distribute

Getting to know Bayer Healthcare
“The globally operating HealthCare subgroup is divided into two reportable segments: Pharmaceuticals and Consumer
Health.
The Pharmaceuticals segment consists of two business units
focusing on prescription products: General Medicine, primarily comprising women’s healthcare and cardiovascular health
products; and Specialty Medicine, comprising medicines that are mainly prescribed by specialist physicians.”
April 29, 2013
2012 2011
Change
€ million € million %
Bayer HealthCare 18,612 17,169
+8.4
Pharmaceuticals
10,803 9,949
+8.6

Company Confidential - Do Not Distribute -10- THE RIGHT TIME April 29, 2013

Company Confidential - Do Not Distribute

The right time for Conceptus
• This transaction reduces risk for Conceptus as a
single-product company
• Our success makes us attractive to Bayer, and
Bayer’s resources and market position in the industry
makes them an ideal partner for us
April 29, 2013

Company Confidential - Do Not Distribute

The right time for our market
• Public Policy Shifts = Need for Awareness
– Affordable Care Act (ACA)
– UNCAM
– U.K. Best Practice Tariff
• Presence with managed care, payers, IDNs, large employers, etc.
becoming more important every day
• ROW opportunity ready to be exploited
Now is our opportunity to further advance the Essure system and reach more women globally!
April 29, 2013

Company Confidential - Do Not Distribute

Acquisition process
• Bayer will launch a formal tender offer to purchase
our shares
• Subject to completion of antitrust regulatory review
and other customary closing conditions, the
transaction is expected to close mid-year 2013
• Until the transaction closes, we will operate as two
separate companies – business will carry on as usual
• It’s not closed until it’s closed!
•
It is critical that we continue to keep the needs of
our customers first
April 29, 2013

Company Confidential - Do Not Distribute -14- WHAT IT MEANS FOR YOU April 29, 2013

Company Confidential - Do Not Distribute

Our company
• Same reason for you to be part of what we’re doing
and do your best
– Same goals
– Same mission
– Same vision
• Same near-term plans
– Move to Milpitas
– Entrance into Costa Rica
– Moving forward with 305+ and 505
– Focus on growth!
April 29, 2013

Company Confidential - Do Not Distribute

Your job
• Between now and the close of the transaction:
– There will be no changes in how your do your job
– You will continue working in the same location, reporting to the same manager
– You will continue to serve your customers as you always
have
• The plan is for all employees to transition to Bayer
following the closing of the transaction, with the
exception of a few of our senior leaders
• In the coming weeks you will learn more about Bayer
and the plans for integrating our teams after the
transaction has closed
April 29, 2013

Company Confidential - Do Not Distribute

Your compensation
• For all employees who continue after closing:
– We do not expect that there will be changes to total cash
compensation opportunities as a result of the acquisition
– Your compensation will continue to be reviewed during an
annual review process
• Any equity you hold will vest and be cashed out using
the offer price per share of $31 at close
• Bayer will share additional information about
performance and merit review practices and timing
once the transaction has closed
April 29, 2013

Company Confidential - Do Not Distribute

Your benefits
• There are no changes to your benefits plans at this
time
• Following the close of the transaction, you will
transition to Bayer benefits programs, which will be,
in total, as good as or better than your current plans
• Bayer will share information about any actions you
will need to take regarding your benefits coverage in
the coming weeks
April 29, 2013

Company Confidential - Do Not Distribute -19- Your vacation • You will receive the same amount of vacation you currently do as a Conceptus employee April 29, 2013

Company Confidential - Do Not Distribute

Where to go for more information
•
Read the FAQs that will be distributed by Lori Ciano
• Review the new Transaction page on the intranet
• Speak with your manager or with HR
April 29, 2013
There are many decisions to be made between now and close,
and we don’t have all the answers at this point. We will share more information with you as decisions are made – stay tuned!

Company Confidential - Do Not Distribute -21- BUILDING OUR FUTURE WITH BAYER: THE RIGHT PARTNER AT THE RIGHT TIME THANK YOU FOR JOINING April 29, 2013

Company Confidential - Do Not Distribute

Additional Information about the
Transaction and Where to Find It
April 29, 2013
The tender offer has not yet commenced.  This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus, Inc. (the “Company”).  The solicitation and the offer to buy shares of the Company's common stock will only be made pursuant to a tender offer statement on
Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer
Healthcare LLC (“Bayer Healthcare”), a wholly-owned subsidiary of Bayer AG, and Evelyn Acquisition
Company intend to file with the Securities and Exchange Commission (the "SEC").  In addition, the
Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger.
Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials.  Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the "Investors" section of the Company's website at
www.conceptus.com.
Investors are advised to read these documents when they become available, including the
Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Company Confidential - Do Not Distribute

Forward-Looking Statements
April 29, 2013
Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus‘ and Bayer Healthcare's respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements."  These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends,“ “strategy," "future," "opportunity," "may," "will," "should,"
"could,“ "potential," or similar expressions.  Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn
Acquisition Company to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 28, 2013 by and among the Company, Bayer Healthcare and Evelyn Acquisition Company (the "Merger Agreement"), including the parties' ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the
Merger Agreement.  The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger;
uncertainties as to how many of the Company's stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company's business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company's marketing and advertising may not be successful; the possible failure of the Company's intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company's manufacturing, supply or distribution operations; claims that the Company's products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company's public filings with the SEC from time to time, including the
Company's most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended).  The reader is cautioned not to unduly rely on these forward-looking statements.  The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Conceptus® Inc.
Makers of Essure®

Presentation at Conceptus Regional Sales Meeting

Building our future with Bayer: Right partner, right time

What’s happening
• Bayer has signed a definitive agreement to acquire
Conceptus, Inc. with an anticipated close in mid-year
2013
• The plan is for Conceptus employees to transition to
Bayer following the closing and the Essure
®
system
will be added to Bayer’s existing line of products
• Until the transaction closes, we will operate as two
separate companies
April 29, 2013
Company Confidential - Do Not Distribute

Right partner, right time
• We are ideally suited partners with a shared focus on
innovation and global reach
– We are committed to continuing the advancement of Essure
• Combined with legislation lining up to enhance
access to Essure for women around the world…
• By partnering with Bayer, we will limit the risk
inherent in being a single-product company
…now is a perfect opportunity
to expand our reach and capability
April 29, 2013
Company Confidential - Do Not Distribute
• Bayer will give Conceptus a power and reach we did
not have before

What this means for you
and your customers
• For now, carry on with business as usual – continue
working with your customers as you normally do
• You may see some changes once the transaction closes
and integration efforts begin
• Our customers remain our top priority
– Continue to be your customers’ point of contact
– Continue to pursue your current sales efforts
– Do not reach out to Bayer or co-sell with Bayer in any
way before close
– You’ll learn more about how we will partner on selling
post-close, we just don’t have that information now
April 29, 2013
Company Confidential - Do Not Distribute

Communicating with customers
• In your package, you will find:
–
Customer-facing FAQ:
guidance on how to respond to questions
you might hear when you deliver this news to your customers
–
Press release:
Publicly released information
• Make sure your message is consistent with what is provided in the materials
– Do not make any comments about the deal other than what has been provided
–
Please do not share any internal communications
about this transaction with your customers
• If you hear negative feedback from your customers about the transaction, please let David Chung (David_Chung@conceptus.com)
know so we can address it
April 29, 2013
Company Confidential - Do Not Distribute

What’s next
• Our mission and vision for our business and product
won’t change – it’s in line with Bayer’s mission and
vision
– Conceptus’ R&D strategy was a key aspect of  Bayer’s
interest in our company, and they are committed to
continuing the efforts we have made to build and advance
Essure, as well as our R&D plans
– Bayer intends to integrate Conceptus into its global
Women's’ Health Business and position Essure along side
its broad line of contraceptive products
April 29, 2013
Company Confidential - Do Not Distribute

We couldn’t do it without you
• Thanks to your hard work over the years, Conceptus
has become a strong desirable organization
– This opportunity positions us well for rapid and widespread global distribution of Essure
• You have led our efforts to deliver Essure to the
world
• We now begin the next chapter of the Essure story…
…we need you to lead the way!
April 29, 2013
Company Confidential - Do Not Distribute

-8- BUILDING OUR FUTURE WITH BAYER: RIGHT PARTNER, RIGHT TIME April 29, 2013 Company Confidential - Do Not Distribute

April 29, 2013
Additional Information about the
Transaction and Where to Find It
The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Inc. (the “Company”),
Bayer Healthcare LLC (a wholly-owned subsidiary of Bayer AG) (“Bayer Healthcare”) and Evelyn Acquisition
Company (the “Merger Agreement”) contemplates Bayer Healthcare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of the Company. The tender offer has not yet commenced.  This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company.  The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”).  In addition, the Company will file with the SEC a
Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger.  Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company
on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at
www.conceptus.com.  Investors are advised to read these documents when they become available, including the
Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.
Company Confidential - Do Not Distribute

Company Confidential - Do Not Distribute
April 29, 2013
Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.”  These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,”
“opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions.  Such forward-looking statements include the ability of the
Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger
Agreement and the possibility of any termination of the Merger Agreement.  The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System;
disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the
SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended).  The reader is cautioned not to unduly rely on these forward-looking statements.  The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Posting on www.conceptus.com and www.essuremd.com websites

HOMEPAGE:

Announcement – upper right corner of each website

Conceptus®, makers of Essure®, agrees to be acquired by Bayer

Learn more (Links to Second Page)

SECOND PAGE:

On April 29, 2013, Conceptus®, makers of the Essure® system, announced that Conceptus signed an agreement to be acquired by Bayer Healthcare. Upon closing, Conceptus will join Bayer Healthcare and the Essure system will be a key part of Bayer’s market-leading line of women’s health and contraceptive products.

We believe that Bayer represents the best and most strategically sound partner for us. As a diversified global business, Bayer will enable us to better serve the needs of our customers and their patients. We are excited about this change and what it means for the future of the Essure system as a standard of care option for women around the world.

To read more about the transaction, please see our press release. (link to press release on Conceptus.com)

D. Keith Grossman

President and Chief Executive Officer, Conceptus, Inc.

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Inc. (“Conceptus”), Bayer Healthcare LLC (a wholly-owned subsidiary of Bayer AG) (“Bayer Healthcare”) and Evelyn Acquisition Company (the “Merger Agreement”) contemplates Bayer Healthcare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of Conceptus. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus. The solicitation and the offer to buy shares of Conceptus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Conceptus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Conceptus on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of Conceptus’ website at

www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Conceptus and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Conceptus, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Conceptus’ stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on Conceptus’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of Conceptus, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of Conceptus to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that Conceptus’ marketing and advertising may not be successful; the possible failure of Conceptus’ intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of Conceptus’ manufacturing, supply or distribution operations; claims that Conceptus’ products infringe the intellectual property rights of others; patent litigation to which Conceptus is a party; and other risks detailed in Conceptus’ public filings with the SEC from time to time, including Conceptus’ most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. Conceptus expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Conceptus Customer Letter

April 29, 2013

Dear Essure Customer,

I wanted to share important news with you. This morning, we announced that we have signed an agreement to be acquired by Bayer Healthcare. I am excited about this change and what it means for the future of the Essure system as a standard of care option for women around the world. It is my belief that Bayer represents the best and most strategically sound partner for us, without exception. The Essure system will become a key part of Bayer’s market-leading line of women’s health and contraceptive products including oral contraceptives, long-acting reversible contraceptives, and now, permanent birth control.

As a diversified global business with more than 100,000 employees worldwide, Bayer is a financially strong company with a commitment to making the necessary investments for clinical advancement. Through its global footprint, operating efficiencies, and sophisticated commercial infrastructure, Bayer will give us a power and reach we did not have before and the ability to better serve your needs and those of your patients.

Currently, we expect the transaction to close in mid-year 2013. Until the transaction closes, Conceptus and Bayer will operate as two separate companies and it will be business as usual. You have our commitment that we will keep the needs of our customers first and foremost as we work diligently to complete the transaction. Following the completion of the merger, we plan to have your current Essure sales team transition to Bayer and continue to serve you as they have.

We will advise you once the transaction closes and provide any further updates. In the meantime, please feel free to contact your sales representative if you have any questions.

Thanks to customers like you, our mission and vision for providing access to the Essure system for women around the globe has gained critical momentum and success. We believe we will now be in a position to further accelerate that momentum and better serve your needs as our valued partner.

Sincerely,

D. Keith Grossman

President and Chief Executive Officer, Conceptus, Inc.

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Inc. (the “Company”), Bayer Healthcare LLC (a wholly-owned subsidiary of Bayer AG) (“Bayer Healthcare”) and Evelyn Acquisition Company (the “Merger Agreement”) contemplates Bayer Healthcare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of the Company. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Conceptus Customer FAQs

Bayer-Conceptus Acquisition FAQs for Customers

The following FAQs have been prepared to assist you in communicating about the transaction with your customers. They are based on the expected transaction close in the next couple months.

1.	What is the agreement?

Bayer has signed a definitive agreement to acquire Conceptus, Inc. with an anticipated transaction close date in mid-year 2013. As of the close date, Conceptus, Inc. will become part of Bayer and the Essure system will be added to Bayer’s extensive line of medical and pharmaceutical products.

2.	What does Bayer do?

Bayer is a proven industry leader in cutting-edge pharmaceutical and medical products focusing on innovation as a foundation for improving the lives of millions of people. This fits well with Conceptus’ overall mission to revolutionize women’s healthcare through innovative solutions. We believe the Essure system is a natural fit with Bayer’s existing women’s health franchise, providing a continuum of care for women worldwide.

3.	How does this affect how I currently work with Conceptus?

You will not see any immediate changes to the services and support you currently receive from Conceptus. You will continue to work with the same contacts as before and business will continue as usual. Over time, you can expect there will be some changes as Conceptus moves through the integration process with Bayer. Exactly what those changes will be we don’t know. As an important customer to Conceptus, you will be updated on any decisions that are made that may affect how we work together.

4.	How is this deal beneficial to me as a customer?

We believe the combined talent and resources of both companies will lead to development and innovation of new revolutionary products. This partnership will help deliver value to our customers and the patients we serve.

5.	What will happen now? What is the next step?

Until the closing, you can expect to continue business as usual.

6.	Where can I find out more about this deal?

If you have any specific questions or concerns about this deal, please let your sales representative know. Your questions and feedback will be shared with the management team and you will receive a response as soon as possible. It is important to Conceptus that our customers’ needs continue to come first before all else.

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus, Inc. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare LLC, a wholly-owned subsidiary of Bayer AG, and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation

Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 28, 2013 by and among the Company, Bayer Healthcare LLC and Evelyn Acquisition Company (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Form of Conceptus Vendor Letter

Dear [VENDOR CONTACT],

I am writing to let you know that Conceptus, Inc. (“Conceptus”) has signed an agreement to be acquired by Bayer Healthcare LLC (“Bayer Healthcare”). This acquisition is expected to close in mid-year 2013. At this point we expect to continue working with you as we do currently. Once the acquisition has closed, there may be some changes that impact our vendor relationships. We will notify you of any changes that impact our relationship with [VENDOR NAME] once these decisions are made

It is always a pleasure working with you and I’d like to thank you on behalf of all Conceptus colleagues for the service you provide to us. We look forward to your continued service as we move through this exciting transition.

Sincerely,

[SENDER NAME, TITLE]

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Bayer Healthcare (a wholly-owned subsidiary of Bayer AG) and Evelyn Acquisition Company (the “Merger Agreement”) contemplates Bayer Healthcare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of Conceptus. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus. The solicitation and the offer to buy shares of Conceptus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Conceptus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Conceptus on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of Conceptus’ website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Conceptus and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Conceptus, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Conceptus’ stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on Conceptus’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of Conceptus, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of Conceptus to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that Conceptus’ marketing and advertising may not be successful; the possible failure of Conceptus’ intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of Conceptus’ manufacturing, supply or distribution operations; claims that Conceptus’ products infringe the intellectual property rights of others; patent litigation to which Conceptus is a party; and other risks detailed in Conceptus’ public filings with the SEC from time to time, including Conceptus’ most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. Conceptus expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.